Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 16, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Melissa McDonough

Re:	CPG Vintage Access Fund, LLC (File No. 811-23258)

CPG Vintage Access Fund II, LLC (File No. 811-23354)

CPG Carlyle Commitments Fund, LLC (File No. 811-22763)
CPG Carlyle Commitments Master Fund, LLC (File No. 811-22764)

Dear Ms. McDonough:

On behalf of CPG Vintage Access Fund, LLC ("Vintage I"), CPG Vintage Access Fund II, LLC ("Vintage II"), CPG Carlyle Commitments Fund, LLC ("CPG Carlyle Feeder"), CPG Carlyle Commitments Master Fund, LLC ("CPG Carlyle Master" and, collectively with Vintage I, Vintage II and CPG Carlyle Feeder, the "Funds"), transmitted for filing as EDGAR correspondence are the Funds' responses to the oral comments from the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided to the undersigned and Wendy Li on July 27, 2023. The Staff's comments relate to:

•	the Annual Report on Form N-CSR of Vintage I (File No. 811-23258), filed with the Commission on June 9, 2023, and the financial statements included therein ("Vintage I Financials"), and Vintage I's related Annual Report on Form N-CEN (File No. 811-23258), filed with the Commission on June 14, 2023 ("Vintage I Form N-CEN");

•	the Annual Report on Form N-CSR of Vintage II (File No. 811-23354), filed with the Commission on June 8, 2023, and the financial statements included therein ("Vintage II Financials");

•	the Annual Report on Form N-CSR of CPG Carlyle Feeder (File No. 811-22763), filed with the Commission on June 9, 2023, and the financial statements included therein ("CPG Carlyle Feeder Financials"); and

•	the Annual Report on Form N-CSR of CPG Carlyle Master (File No. 811-22764), filed with the Commission on June 9, 2023, and the financial statements included therein ("CPG Carlyle Master Financials", and, collectively with Vintage I Financials, Vintage II Financials and CPG Carlyle Feeder Financials, the "Financial Statements"), and CPG Carlyle Master's related Annual Report on Form N-CEN (File No. 811-22764), filed with the Commission on June 14, 2023 ("CPG Carlyle Master Form N-CEN").

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Securities and Exchange Commission

August 16, 2023

Set forth below are the Staff's comments, which, for the convenience of the Staff, have been restated in their entirety. We have discussed the Staff's comments with representatives of the Funds. The Funds' responses to the Staff's comments are set out immediately under the restated comments. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Financial Statements.

VINTAGE II

1.	Comment. Item 11(b) of Form N-CSR requires disclosures of any change in the registrant's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. The disclosure in Item 11(b) in the Vintage II Financials states that the report covers the registrant’s second fiscal quarter of the period. Please revise and file an amended Form N-CSR that states the period covered by the report.

Response. Vintage II will revise the above-referenced disclosure and file an amended Form N-CSR.

2.	Comment. Relatedly, Item 4(d) of the "Certification Pursuant to Rule 30a-2(a) under the 1940 Act and Section 302 of the Sarbanes-Oxley Act" (the "Certification") also refers to the period covered by the report. Vintage II’s Certification states that the report covers the registrant’s second fiscal quarter of the period. Please revise and file an amended Form N-CSR with a certification that states the period covered by the report.

Response. Vintage II will revise the above-referenced disclosure and file an amended Form N-CSR.

VINTAGE I AND CPG CARLYLE MASTER

3.	Comment. Vintage I and CPG Carlyle Master each have consolidated financial statements and the auditor's opinion on the Vintage I Financials and CPG Carlyle Master Financials references consolidated financial statements. However, the internal control letter filed with the Vintage I Form N-CEN and CPG Carlyle Master Form N-CEN does not make any references to consolidated financial statements. Please ensure that each internal control letter references the consolidated financial statements appropriately in future filings.

Response. The internal control letter filed with the Vintage I Form N-CEN and CPG Carlyle Master Form N-CEN will reference the consolidated financial statements in future filings.

ALL FUNDS EXCEPT VINTAGE II

4.	Comment. Item 4 of Form N-CSR specifically requires information to be provided under paragraphs (a)-(j). Each of the Funds' (except Vintage II) Financial Statements only includes information required to be provided under paragraphs (a)-(h). Please include responses to Items 4.(i) and 4.(j) in future filings.

Response. Each of the Funds (except Vintage II) will revise the above-referenced disclosure in future filings. In addition, each of the Funds (except Vintage II) advise the Staff that Items 4.(i) and 4.(j) were not applicable.

Securities and Exchange Commission

August 16, 2023

ALL FUNDS

5.	Comment. Each of the Funds' Schedule of Investments identifies a list of the Funds' investments and indicates under footnote (c) that the Fund has unfunded commitments to each investment as of March 31, 2023. Note 3 to each of the Funds' Financial Statements provides information about unfunded commitments by investment type and commitment value with no direct linkage to a portfolio company. Please explain why each of the Funds does not list each unfunded commitment separately by portfolio company or borrower either in the schedule of investments or in the footnotes.

Response. On August 25, 2020, CPG Carlyle Master received a similar comment (an excerpted copy of the comment and CPG Carlyle Master's response, as filed with the Commission on October 7, 2020, is attached hereto as Appendix A). After receiving our response, the Staff did not have further comments. We incorporate that response here and respectfully request that the Staff again accept this response.

Going forward, each of the Funds will include disclosure to the Schedule of Investments to link the respective Fund investments with remaining unfunded commitments with its respective investment strategy (i.e., buyout, growth equity & venture capital or private credit for Vintage I and Vintage II; and buyout, growth capital or special situations/other for CPG Carlyle Feeder and CPG Carlyle Master).

6.	Comment. The Notes to the Financial Statements indicates that each of the Funds has certain commitments and contingencies. However, the balance sheet does not contain disclosure either by amount or by a line item that references the Notes. Please explain why this disclosure was omitted on the balance sheet. Please refer to Article 6-04.15 of Regulation S-X.

Response. Each of the Funds will revise the above-referenced disclosure in future filings.

7.	Comment. Under the Fund Management section in the Financial Statements, please include a statement that additional information about the directors is included in each of the Funds' confidential memorandum per Item 24 of Form N-2.

Response. Each of the Funds will revise the above-referenced disclosure in future filings.

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Should you have any questions or comments, please feel free to contact me at 212.969.3350 (scoleman@proskauer.com).

Very truly yours,

/s/ Stuart H. Coleman

Stuart H. Coleman

cc: Wendy Li

Securities and Exchange Commission

August 16, 2023

Appendix A

Comment 1.        A list of the unfunded commitments held by the Fund and certain attributes, aggregated by investment category, is set forth in Note 3 to the Fund's financial statements. Please list each unfunded commitment separately by portfolio company or borrower either in the Schedule of Investments or in a schedule set forth in the notes to the Fund's financial statements.

Response 1.        The Fund believes that presenting unfunded commitments by class of investment, rather than presenting the unfunded commitment for each portfolio company or Investment Fund, is appropriate under the relevant accounting rules. Specifically, Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10-50-6A requires that a reporting entity disclose certain information for each class of investment, including, among other things, the amount of the reporting entity's unfunded commitments related to investments in the class. The Fund defines its classes of investments according to investment strategy, and discloses in Note 3 the amount of its unfunded commitments in each of the following categories: (i) Buyout; (ii) Growth Capital; and (iii) Special Situations/Other. The determination of the appropriate class of investments is based upon (i) the nature, characteristics and risks of the asset and (ii) the level of the fair value hierarchy with which the Fair Value measurement is categorized, in accordance with ASC 820-10-50-2B.

As discussed with Ms. Miller, going forward, the Fund will add a footnote to the Schedule of Investments to specify those portfolio companies and Investment Funds that may call capital in the future (i.e., Fund investments with remaining unfunded commitments).